SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
______________________

SCHEDULE 13G
(Rule 13d-102)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b), (c), AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(b)

(Amendment No. __)*

UNION ACQUISITION CORP.
(Name of Issuer)

Ordinary Shares, par value $0.0001 per share
(Title of Class of Securities)

G9366W 119
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Union Group International Holdings Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(SEE INSTRUCTIONS)	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0 Shares
	6	SHARED VOTING POWER

1,619,954 Shares
	7	SOLE DISPOSITIVE POWER

0 Shares
	8	SHARED DISPOSITIVE POWER

1,619,954 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,954 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
	INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.27%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

CO

1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY)

Juan Sartori
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
	(SEE INSTRUCTIONS)	(b) ☐

3	SEC USE ONLY

4	CITIZENSHIP OR PLACE OF ORGANIZATION

Switzerland
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5	SOLE VOTING POWER

0 Shares
	6	SHARED VOTING POWER

1,619,954 Shares
	7	SOLE DISPOSITIVE POWER

0 Shares
	8	SHARED DISPOSITIVE POWER

1,619,954 Shares
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

1,619,954 Shares
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE
	INSTRUCTIONS)	☐

11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9)

11.27%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)

IN

Item 1(a).	Name of Issuer:

Union Acquisition Corp. (“Issuer”)

Item 1(b.)	Address of Issuer’s Principal Executive Offices:

444 Madison Avenue, Floor 34, New York, NY 10022

Item 2(a).	Name of Person Filing:

This Statement is filed by each of the entities and persons listed below, all of whom together are referred to herein as the “Reporting Persons”:

(i)	Union Group International Holdings Limited (“UGI”) is an entity controlled by Mr. Sartori.
(ii)	Mr. Juan Sartori is responsible for the voting and investment decisions relating to the securities held by UGI.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

The address of the principal business office of each of the Reporting Persons is:
c/o Union Acquisition Corp.
444 Madison Avenue, Floor 34, New York, NY 10022

Item 2(c).	Citizenship:

Union Group International Holdings Limited – British Virgin Islands
Juan Sartori – Switzerland

Item 2(d).	Title of Class of Securities:

Ordinary Shares, par value $0.0001 USD per share (“Ordinary Shares”)

Item 2(e).	CUSIP Number:

G9366W 119

Item 3.	If This Statement is Filed Pursuant to Rules 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a) ☐ Broker or dealer registered under Section 15 of the Exchange Act;
(b) ☐ Bank as defined in Section 3(a)(6) of the Exchange Act;
(c) ☐ Insurance company as defined in Section 3(a)(19) of the Exchange Act;
(d) ☐ Investment company registered under Section 8 of the Investment Company Act;
(e) ☐ An investment adviser in accordance with Rule 13d-1(b)(ii)(E);
(f) ☐ An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);
(g) ☐ A parent holding company or control person in accordance with Rule 13d-1(b)(ii)(G)
(h) ☐ A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act;
(i) ☐ A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act;
(j) ☐ A non-U.S. institution, in accordance with Rule 13d-1(b)(1)(ii)(J).
(k) ☐ Group, in accordance with Rule 13d-1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with Rule 13d-1(b)(1)(ii)(J), please specify the type of institution: __________________

Item 4.	Ownership.

(a) Amount Beneficially Owned: 1,619,954 Ordinary Shares.

This amount includes 1,619,954 Ordinary Shares owned by UGI, an entity controlled by Juan Sartori. This amount does not include an aggregate of 3,000,000 Ordinary Shares issuable upon the exercise of warrants held by UGI, none of which are exercisable and will not be exercisable within 60 days.

(b) Percent of Class: 11.27%

The percentage of Ordinary Shares is based on 14,375,000 Ordinary Shares outstanding as of December 10, 2018, as set forth in the Issuer’s Quarterly Report on Form 10-Q for the quarter ended October 31, 2018, filed with the Securities and Exchange Commission on December 11, 2018.

(c) Number of shares as to which the person has

(i) Sole power to vote or direct the vote: 0
(ii) Shared power to vote or direct the vote: 1,619,954
(iii) Sole power to dispose or direct the disposition: 0
(iv) Shared power to dispose or direct the disposition: 1,619,954

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

None.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person.

None.

Item 8.	Identification and Classification of Members of the Group.

None.

Item 9.	Notice of Dissolution of Group.

None.

Item 10.	Certifications.

None.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: January 29, 2019

UNION GROUP INTERNATIONAL
HOLDINGS LIMITED

	By:	/s/ Juan Sartori
	Name:	Juan Sartori
	Title:	Chairman

/s/ Juan Sartori
Juan Sartori

Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that this Schedule 13G (as so amended, the “Schedule 13G”) with respect to the Ordinary Shares of Union Acquisition Corp. is, and any additional amendment thereto signed by each of the undersigned shall be, filed on behalf of each undersigned pursuant to and in accordance with the provisions of 13d-1(k) under the Securities Exchange Act of 1934, as amended, and that all subsequent amendments to the Schedule 13G shall be filed on behalf of each of the undersigned without the necessity of filing additional joint filing agreements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments, and for the completeness and accuracy of the information concerning it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the other, except to the extent that it knows or has reason to believe that such information is inaccurate.

Dated: January 29, 2019

UNION GROUP INTERNATIONAL
HOLDINGS LIMITED

By:	/s/ Juan Sartori
Name:	Juan Sartori
Title:	Chairman

/s/ Juan Sartori
Juan Sartori